UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39803

Meiwu Technology Co. Ltd.

(Translation of registrant’s name into English)

1602, Building C, Shenye Century Industry

No. 743 Zhoushi Road, Bao’an District

Shenzhen, People’s Republic of China

Telephone: +86-755-85250400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On November 2, 2022, the audit committee of the board of directors of Meiwu Technology Co., Ltd. (the “Company”) appointed Enrome LLP (“Enrome”) as its independent registered public accounting firm, effective on the same day. Enrome replaced Audit Alliance LLP (“Audit Alliance”), the former independent registered public accounting firm of the Company, which the Company dismissed on November 2, 2022. The appointment of Enrome and the dismissal of Audit Alliance were made after a careful consideration and evaluation process by the Company and were approved by the board of directors of the Company and the audit committee of the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The audit report of Audit Alliance on the consolidated financial statements of the Company as of December 31, 2021 and 2020 and for the fiscal years ended December 31, 2021 and 2020 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty or scope of accounting principles. Furthermore, during the Company’s two most recent fiscal years and through November 2, 2022, there have been no disagreements with Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Audit Alliance’s satisfaction, would have caused Audit Alliance to make reference to the subject matter of the disagreement in connection with its reports on the Company’s financial statements for such periods.

For the fiscal years ended December 31, 2021 and 2020 and through November 2, 2022, there were no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Audit Alliance with a copy of the above disclosure and requested that Audit Alliance furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of Audit Alliance’s letter is filed as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of Enrome, neither the Company, nor someone on behalf of the Company, has consulted Enrome regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that Enrome concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (b) any matter that was the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

Financial Statements and Exhibits.

EXHIBIT INDEX

Number	Description of Exhibit

16.1	Letter of Audit Alliance LLP to the U.S. Securities and Exchange Commission dated November 2, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Co. Ltd.

By:	/s/ Xinliang Zhang
Xinliang Zhang
Chief Executive Officer

Date: November 3, 2022